J. Nixon Fox nfox@velaw.com
Tel 512.542.8427 Fax 512.236.3216

October 5, 2005
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-0405
Attention: Mark P. Shuman

Re:	Perficient, Inc. Schedule 14A filed September 21, 2005 (the “Proxy Statement”) File No. 1-15169
Dear Mr. Shuman:
     On behalf of Perficient, Inc. (the “Company”), we have filed through EDGAR Amendment No. 1 (“Amendment No. 1”) to the above-referenced Proxy Statement. Amendment No. 1 reflects all changes made to the Proxy Statement. In this letter we submit the following responses to the comments of the staff of the Securities and Exchange Commission (the “Staff”) set forth in the comment letter dated September 30, 2005 (the “Comment Letter”). For your convenience, we have repeated each comment of the Staff exactly as it appears in the Comment Letter and provided the Company’s response below.
Proposal 2. Amendment to the Certificate of Incorporation, page 7
1.	It appears that certain share amounts have been omitted from your preliminary proxy statement. Please include such information in your revised proxy statement.
The Company did not have access to the share information omitted from the preliminary Proxy Statement at the time of filing and intended to complete this information in the definitive Proxy Statement. These share amounts have been included in Amendment No. 1.
2.	You state that the purpose for increasing the number of authorized shares of common stock is to “allow [y]our [b]oard of [d]irectors to move promptly to issue additional shares of [c]ommon [s]tock, if appropriate opportunities should arise, without the delay of obtaining requisite approvals.” Revise to disclose whether you presently have any plans, proposals or arrangement to issue any of the newly authorized shares of common stock for any purpose, including future acquisitions and/or financings. If so, please disclose by including materially complete

Securities and Exchange Commission October 5, 2005 Page 2
descriptions of the future acquisitions and financing transactions. If not, please state that you have no such plans, proposals, or arrangements, written or otherwise, at this time to issue any of the additional authorized shares of common stock.
The Company has revised the description of the purpose for increasing the number of authorized shares of common stock to include specific examples of future uses of the additional authorized shares of common stock. Other than shares reserved for issuance under the Company’s 1999 Stock Option/Stock Issuance Plan and the Employee Stock Purchase Plan submitted to stockholders for approval at the 2005 Annual Meeting, the Company has no present plans, proposals or arrangements, written or otherwise, to issue any of the additional shares of common stock and has revised the disclosure accordingly.
3.	Please refer to Release No. 34-15230 and discuss the possible anti-takeover effects of the increase in authorized shares. Please also discuss other anti-takeover mechanisms that may be present in your governing documents or otherwise and whether you have any plans or proposals to adopt other provisions or enter into other arrangements that may have material anti-takeover consequences. Inform holders that management might use the additional shares to resist or frustrate a third-party transaction providing an above-market premium that is favored by a majority of the independent shareholders.
     The Company has expanded the discussion of the possible anti-takeover effects of the increase in authorized shares and has included a discussion of other anti-takeover mechanisms currently in the Company’s governing documents.
     To assist the staff in its review of Amendment No. 1, two copies of such document and this letter are being delivered to you.
     If any member of the staff has any questions regarding the foregoing, or desires further information or clarification in connection therewith, or with respect to any other revisions to Amendment No. 1, please contact the undersigned at 512.542.8427 or Beth Ann Dranguet at 512.542.8595.

Very truly yours,
/s/ J. Nixon Fox III

J. Nixon Fox III

cc:	Daniel Lee, Securities and Exchange Commission John T. McDonald; Perficient, Inc. Michael D. Hill; Perficient, Inc.